Filed pursuant to Rule 433
Registration Statement No. 333-155671
September 9, 2009
Plains All American Pipeline, L.P.
Pricing Sheet — September 9, 2009
4,600,000 Common Units Representing Limited Partner Interests
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated September 8, 2009 and the prospectus dated September 9, 2009 relating to these securities.

Offering price:	$46.70 per common unit
Option to purchase additional units:	690,000 additional common units (30 days)
Proceeds, net of underwriting	$214 million (excluding option to
commission and expenses:	purchase additional common units) or
$246 million (including exercise in full
of option to purchase additional common
units)
Trade Date:	September 9, 2009
Settlement Date:	September 14, 2009
Issuer Symbol:	PAA
Exchange:	NYSE
CUSIP:	726503105
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities Inc.
UBS Securities LLC
Co-Managers:	Barclays Capital Inc.
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
Revised Capitalization Disclosure
The “As Further Adjusted for this Offering” column of the Capitalization table on page S-10 of the preliminary prospectus supplement is revised as follows: Hedged inventory facility is $232 million, Working capital borrowings is $0 million, Total short-term debt is $234 million, Long-term debt under credit facilities and other is $4 million, Total long-term debt is $4,395 million, Common unitholders is $3,858 million, General partner is $91 million, Total partners’ capital, excluding noncontrolling interest is $3,949 million, Total partners’ capital is $4,012 million and Total capitalization is $8,407 million.
Revised Underwriting Disclosure
The “Underwriting” section of the preliminary prospectus supplement is revised by adding the following:
Notice to Prospective Investors in the United Kingdom
The prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, J.P. Morgan Securities Inc. at 1-866-430-0686 or UBS Securities LLC at 1-888-827-7275.